NEWS RELEASE 10-14	April 13, 2010

DRILLING RETURNS 308 METRES OF 0.34 G/T GOLD AND 0.30% COPPER AT
GROWING HALILAGA GOLD-COPPER DEPOSIT

Fronteer (FRG – TSX/NYSE Amex) announces that additional assay results from the Halilaga project in northwestern Turkey continue to demonstrate significant widths of gold-copper mineralization including near surface supergene enrichment.

Halilaga provides Fronteer with excellent exposure to an exciting copper-gold project in an emerging mineral district with excellent infrastructure.

Teck Resources Limited’s Turkish subsidiary, (“TMST”), Fronteer’s 60% joint venture partner and project operator, provided additional results from its recently completed winter drill program, which focused on Halilaga’s Central Zone. Mineralization at this zone has only been defined by approximately two dozen holes and remains open in almost all directions including at depth.

To date, copper-gold mineralization has been outlined over a strike length of 1,200 metres and a width of 400 metres, with thicknesses ranging up to 400 metres. An important component of this deposit is the occurrence of a higher-grade enrichment zone starting at, or near surface, and which locally reaches up to 40 metres in thickness.

Drill highlights from new assays include:

  0.34 grams per tonne gold and 0.30% copper over 308.1 metres, including 0.67 g/t gold and 0.51% copper over 11.0 metres, in HD-45;

  0.32 g/t gold and 0.31% copper over 285.5 metres, including 0.86 g/t gold and 0.56% copper over 13.5 metres, in HD-49; and

  0.40 g/t gold and 0.25% copper over 141 metres, including 0.65 g/t gold and 0.46% copper over 19.4 metres, in HD-42D.

A $2.7 million drill program, funded 60%/40% by TMST and Fronteer, is planned for 2010 with a focus on expanding the footprint of the Central Zone. The program will include 10,000 metres of core drilling, with 8,500 metres of drilling planned for the Central Zone, and the remainder planned for porphyry targets outside this main zone. Drilling is expected to commence in June. Fronteer also anticipates completing the first resource estimate for the project by year-end.

DRILL HIGHLIGHTS

Hole ID	From (metres)	To (metres)	Intercept (metres)	Au (g/t)	Cu (%)
HD-42D	260.00	401.00	141.00	0.40	0.25
Including	306.60	350.00	43.40	0.55	0.36
Including	324.60	344.00	19.40	0.65	0.46
And	414.50	450.50	36.00	0.19	0.15

And	566.45	614.00	47.55	0.15	0.18
HD-45	103.20	411.30	308.10	0.34	0.30
Including	204.60	334.50	129.90	0.45	0.35
Including	323.50	334.50	11.00	0.67	0.51
HD-46	13.00	154.00	141.00	0.23	0.27
Including	18.10	33.40	15.30	0.19	0.71
And	278.30	292.50	14.20	0.22	0.26
HD-49	14.60	300.10	285.50	0.32	0.31
Including	75.90	182.80	106.90	0.46	0.41
Including	110.00	123.50	13.50	0.86	0.56

All true widths are 80-90% of reported widths unless otherwise stated. All intervals of no sampling have been assigned zero grade for the purposes of compositing. Hole HD-42D was a re-drill of HD-42 which terminated prematurely at 393.5m due to poor ground conditions.

For a PDF of comprehensive drill results at Halilaga’s Central Zone, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/HalilagaDrillResults1014.pdf

For a map highlighting recent drilling at the Central Zone, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/HalilagaMap1014.pdf

Metallurgical work at Halilaga has also returned excellent initial results (see April 5, 2010 press release).

Halilaga is an excellent example of internal growth opportunities outside of our Nevada platform. Nevada, one of the world’s best gold mining jurisdictions, is at the very heart of Fronteer’s operations. Our gold development pipeline in Nevada includes our Long Canyon, Sandman and Northumberland projects. All three gold deposits have high-grade gold starting at- or near-surface, are open-pit mineable and have high-quality production attributes. We aim to build regional production by advancing these key gold projects sequentially over the near-term using existing cash resources.

Drill samples and analytical data for Halilaga are collected under the supervision of TMST, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Ian Cunningham-Dunlop P. Eng, Vice President Exploration for Fronteer, who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with TMST has given him no reason to doubt their authenticity. For further details on Halilaga, please view the NI 43-101 technical report entitled “NI 43-101 Technical Report on the Halilaga Exploration Property, Canakkale, Western Turkey”, dated March 30, 2009, prepared by Peter Grieve, of Geology and Resource Solutions Limited, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.